Notice to LSE Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP) 8 April 2025 As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE). Dean Dalla Valle (a PDMR / KMP) acquired Rio Tinto Limited shares as follows: Date acquired Number of Shares Acquired Price Per Share AUD 7 April 2025 462 108.00 LEI: 213800YOEO5OQ72G2R82 EXHIBIT 99.7

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com 0BMedia Relations, 1BUnited Kingdom David Outhwaite M +44 7787 597 493 2BMedia Relations, 3BAustralia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 4BMedia Relations, 5BCanada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 6BMedia Relations, 7BUS Jesse Riseborough M +1 202 394 9480 8BInvestor Relations, 9BUnited Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 10BInvestor Relations, 11BAustralia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 12BRio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 13BRio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com